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*FOIA Confidential Treatment Request* Confidential Treatment Requested by NextCure, Inc. in connection with Registration Statement on Form S-1 (File No. 333-230837)

April 17, 2019

BY EDGAR AND COURIER

Office of Healthcare and Insurance

Division of Corporation Finance
Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Donald E. Field
Dietrich King
William Demarest
Yolanda Trotter

Re:	NextCure, Inc.
Registration Statement on Form S-1
File No. 333-230837

Ladies and Gentlemen:

On behalf of NextCure, Inc. (the “Company”), in response to your letter dated February 22, 2019 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted to the Securities and Exchange Commission (the “Commission”) on January 30, 2019, amended on March 5, 2019 and April 1, 2019 and subsequently publicly filed by the Company with the Commission on April 12, 2019, we submit this supplemental letter to further address comment 6 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act

Certain confidential information contained in this letter marked by bracketed asterisks ([***]) has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

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Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For ease of reference, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

6.              We note your disclosure, on page 80, concerning common stock valuations. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that, while not reflected in the Registration Statement, the Company preliminarily estimates a price range of approximately $[***] per share to $[***] per share (the “Price Range”) for its IPO, before giving effect to an anticipated reverse stock split. This range implies a valuation for the Company of approximately $[***] to $[***]. While the Company believes that the foregoing indicative price range will not be subject to significant change, the final IPO price range has not yet been determined and remains subject to adjustment based on factors outside the Company’s control, as well as future negotiation between the Company and the lead underwriters. A bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s roadshow.

As is typical in IPOs, the Price Range was not derived using a formal determination of fair value, but was determined by negotiations between the Company and the underwriters. Among the factors that were considered in setting the Price Range were the following:

•                  the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•                  the Company’s financial condition and prospects;

•                  estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•                  recent performance of IPOs of companies in the biotechnology sector;

•                  business developments impacting the Company; and

•                  input received from the lead underwriters, including discussions that took place with senior management of the Company and the Company’s Board of Directors (the “Board”).

CONFIDENTIAL TREATMENT REQUESTED BY NEXTCURE, INC.

The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

Based on discussions with the underwriters, the Company expects to include the Price Range in an amendment to the Registration Statement that will shortly precede the commencement of the Company’s roadshow. However, due to the recent volatility in the financial markets and the volatilities evident in the market for recent IPO issuers, the Price Range of the common stock may change. The parameters of the Price Range will be subject to then-current market conditions, continuing discussions with the underwriters and any business developments impacting the Company.

The Company confirms to the Staff that in accordance with Item 501(b)(3) of Regulation S-K and CD&I 134.04, the Price Range will be no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share.

Summary of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. In the last 12 months, the Company has issued the following equity awards to its employees, consultants and members of its Board, all in the form of stock option grants:

Grant Date	Number of Shares Underlying Options	Exercise Price per Share		Common Stock Fair Value Per Share on Grant Date
August 27, 2018	[***]	$	[***]	$	[***]
December 21, 2018	[***]	$	[***]	$	[***]

Historical Determinations of Fair Value of Common Stock

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Board, as of the date of each option grant, with input from management, considering the Company’s most recent arm’s-length sales of its common stock and preferred stock, and third-party valuations of its common stock, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and that may have changed from the date of the most recent sale of common stock or third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the common stock as of each grant date, including:

•                  the prices at which the Company sold preferred stock and the superior rights and preferences of the preferred stock relative to the common stock at the time of each grant;

•                  the progress of the Company’s research and development programs, including the status of preclinical studies and clinical trials for its product candidates;

•                  the Company’s stage of development and its business strategy;

CONFIDENTIAL TREATMENT REQUESTED BY NEXTCURE, INC.

•                  external market conditions affecting the biotechnology industry and trends within the biotechnology industry;

•                  the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•                  corporate development activities;

•                  the lack of an active public market for the common stock and preferred stock;

•                  the likelihood of achieving a liquidity event, such as an IPO, in light of prevailing market conditions;

•                  the Company’s IPO timeline, readiness and process-related activities; and

•                  the analysis of IPOs and the market performance of similar companies in the biotechnology industry.

In August 2018, the Company granted options to purchase an aggregate of [***] shares of common stock at an exercise price of $[***] per share. The fair value per share at the time of the grants was determined to be $[***] based on a number of factors, including (i) an independent third-party valuation that relied primarily on the option-pricing method (“OPM”) and set the fair value of the common stock at $[***] per share as of March 31, 2018 and (ii) that there were no significant value inflection points between the March 31, 2018 valuation and the August 2018 grants.

In October 2018, the Company initiated a Phase 1/2 clinical trial of its lead product candidate, NC318, in patients with advanced or metastatic solid tumors.

In November 2018, the Company entered into a multi-year collaboration agreement with Eli Lilly and Company (“Lilly”) focused on the discovery and development of immunomedicines for oncology using the Company’s FIND-IO platform.

In November 2018, the Company issued 15,052,117 shares of Series B-1 Preferred Stock to accredited investors at an issuance price of $1.59 per share, 34,276,734 shares of Series B-2 Preferred Stock to accredited investors at an issuance price of $1.59 per share and 7,500,000 shares of Series B-3 Preferred Stock to Lilly at an issuance price of $2.00 per share.

In the course of granting stock options and preparing for its IPO, the Company obtained a third-party valuation of its common stock as of November 30, 2018. The third-party valuation resulted in a valuation of the Company’s common stock of $[***] per share as of November 30, 2018 (the “November Valuation”).

On December 21, 2018, the Company granted options to purchase an aggregate of [***] shares of common stock (the “December Awards”). For purposes of the December Awards, the Board established the per-share exercise prices in accordance with the November Valuation.

The third-party valuations described above were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

CONFIDENTIAL TREATMENT REQUESTED BY NEXTCURE, INC.

In order to determine the estimated fair value of the shares of common stock, the Company and the third-party valuation firm utilized the hybrid method, which used market approaches to estimate the Company’s enterprise value. The hybrid method is a probability-weighted expected return method, where the equity value in one or more of the scenarios is calculated using the OPM.

Summary

The Company believes that the primary differences between the per share value determined in the November Valuation and the estimated Price Range are a result of the following:

1.              The Price Range assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company. In contrast, the November Valuation included two IPO scenarios, which were weighted at an aggregate probability of [***]%, as well as a stay-private scenario, which was weighted at [***]%. In the November Valuation, the two IPO scenarios analyzed an “early” IPO valuation ($[***]), which was weighted at [***]%, and a “late” IPO valuation ($[***]), which was weighted at [***]%. The IPO scenarios within the November Valuation yielded a valuation range of the Company’s common stock of $[***] per share in the late IPO scenario to $[***] per share in the early IPO scenario, prior to the application of a discount for lack of marketability of [***]%. The Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock, which was appropriately taken into account in the November Valuation. If the Company had applied a weighting of [***]% to the IPO scenarios (based on a probability weighting of the two IPO scenarios), the fair value of the Company’s common stock in the November Valuation would have been $[***] per share (before giving effect to any discount for lack of marketability).

2.              The November Valuation used a share count for the denominator that included the Company’s full available stock option pool. In contrast, in calculating the preliminary Price Range, the Company, in consultation with the underwriters, used the treasury stock method for calculating dilution from issued and outstanding stock options, which resulted in a slightly smaller denominator.

3.              In the stay-private scenario within the November Valuation, which was weighted at [***]%, in part reflecting the extreme recent volatility and unpredictability of U.S. capital markets in general and in the market for life science company IPOs in particular, the Company took into account the liquidation preferences attributable to the shares of the Company’s outstanding preferred stock in preference to the common stock. Using the OPM, the Company estimated that the fair value of its common stock would only be $[***] per share in this stay-private scenario. In the stay-private scenario, the Company assumed a discount for lack of marketability of [***]%.

4.              Between the time of the November Valuation and the date hereof, the Company received preliminary interim data from its ongoing Phase 1/2 clinical trial of its lead product candidate, NC318, in patients with advanced or metastatic solid tumors, confidentially submitted to the Commission and subsequently publicly filed the Registration Statement, and held “testing-the-waters” meetings at which the Company received positive feedback from potential investors.

5.              The enterprise value in the November Valuation did not reflect any input received from the underwriters, including discussions that took place with senior management of the Company and the Board.

CONFIDENTIAL TREATMENT REQUESTED BY NEXTCURE, INC.

6.              The Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has superior economic rights and preferences over the Company’s common stock. Upon the closing of this offering, all outstanding shares of the Company’s preferred stock will convert into common stock, eliminating the superior rights and preferences of the preferred stock.

7.              The Price Range represents a future price for shares of common stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of the November Valuation represents a contemporaneous estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for common stock that is never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

Based on the Price Range provided above, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Price Range, or at all, the Company believes that the fair value of its common stock indicated in the November Valuation is consistent with the Company’s and the underwriters’ preliminary estimates.

As such, the Company respectfully submits that the per share grant date fair value, as set forth in the table above, which will be used as the basis for determining the stock-based compensation in connection with its stock option grants, is reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 100 International Drive, Suite 2000, Baltimore, MD 21212.

*              *              *

CONFIDENTIAL TREATMENT REQUESTED BY NEXTCURE, INC.

Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (410) 659-2778 or J. Nicholas Hoover at (410) 659-2790. We thank you in advance for your attention to the above.

Sincerely,

/s/ William I. Intner

William I. Intner

cc:	Michael Richman, CEO, NextCure, Inc.
Steven P. Cobourn, CFO, NextCure, Inc.
Asher M. Rubin, Hogan Lovells US LLP
J. Nicholas Hoover, Hogan Lovells US LLP
Divakar Gupta, Cooley LLP
Brent B. Siler, Cooley LLP
Joshua A. Kaufman, Cooley LLP
Madison A. Jones, Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY NEXTCURE, INC.